SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                                SCHEDULE 13G
                               (Rule 13d-102)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
       TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                        PURSUANT TO RULE 13d-2(b)
                             (Amendment No. __)




                       First BancTrust Corporation
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                             (Name of Issuer)



                 Common Stock, Par Value $0.01 Per Share
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                     (Title of Class of Securities)



                               31868F  10 2
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                              (CUSIP Number)



                             December 31, 2001
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         (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [x] Rule 13d-1(b)







                             Page 1 of 6 Pages

CUSIP NO. 31868F 10 2                                        Page 2 of 6 Pages
---------------------                                        -----------------

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITY ONLY)

     First BancTrust Corporation Employee Stock Ownership Plan Trust
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                 (b) [ ]
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3.   SEC USE ONLY

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4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Illinois
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5.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
     VOTING POWER

     110,267
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6.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED
     VOTING POWER

     11,403
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7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
     DISPOSITIVE POWER

     110,267
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8.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED
     DISPOSITIVE POWER

     11,403
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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     121,670
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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.0%
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12.  TYPE OF REPORTING PERSON

     EP
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CUSIP NO. 31868F 10 2                                        Page 3 of 6 Pages
---------------------                                        -----------------

     Item 1(a) Name of Issuer:

               First BancTrust Corporation

     Item 1(b) Address of Issuer's Principal Executive Offices:

               206 South Central Avenue
               Paris, Illinois 61944

     Item 2(a) Name of Person Filing:

               First BancTrust Corporation Employee Stock Ownership Plan Trust

     Item 2(b) Address of Principal Business Office or, if None, Residence:

               First BancTrust Corporation
               206 South Central Avenue
               Paris, Illinois 61944

     Item 2(c) Citizenship:

               Illinois

     Item 2(d) Title of Class of Securities:

               Common Stock, par value $.01 per share

     Item 2(e) CUSIP Number:

               31868F 10 2

     Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

               (f) [X] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

     Item 4.   Ownership.

               (a)  Amount beneficially owned:

               121,670

CUSIP NO. 31868F 10 2                                        Page 4 of 6 Pages
---------------------                                        -----------------

               (b) Percent of class: 8.0%

               (c) Number of shares as to which such person has:

                   (i)  Sole power to vote or to direct the vote  110,267
                                                                  -------
                   (ii) Shared power to vote or to direct the vote  11,403
                                                                    ------
                   (iii)Sole power to dispose or to direct the disposition of
                        110,267
                        -------
                   (iv) Shared power to dispose or to direct the disposition of
                        11,403
                        ------

               The First BancTrust Corporation Employee Stock Ownership Plan Trust ("Trust") was established pursuant to the First BancTrust Corporation Employee Stock Ownership Plan ("ESOP"). Under the terms of the ESOP, the Trustee will generally vote the allocated shares held in the ESOP in accordance with the instructions of the participating employees. Unallocated shares held in the ESOP will generally be voted by the ESOP Trustee in the same proportion for and against proposals to stockholders as the ESOP participants and beneficiaries actually vote shares of Common Stock allocated to their individual accounts, subject in each case to the fiduciary duties of the ESOP trustee and applicable law. Any allocated shares which either abstain on the proposal or are not voted will generally be disregarded in determining the percentage of stock voted for and against each proposal by the participants and beneficiaries. As of December 31, 2001, 11,403 shares had been or were committed to be allocated to participants' accounts and 110,267 shares were unallocated.

     Item 5.   Ownership of Five Percent or Less of a Class.

               Not applicable since the reporting entity owns more than 5% of the class.

     Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

               Participants in the ESOP are entitled to receive dividends on, and the proceeds from, the sale of the shares allocated to their accounts. The ESOP does not own more than 5% on behalf of another person.

     Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               Not applicable.

     Item 8.   Identification and Classification of Members of the Group.

               Not applicable since the reporting entity is not a member of a group.

CUSIP NO. 31868F 10 2                                        Page 5 of 6 Pages
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     Item 9.   Notice of Dissolution of Group.

               Not applicable since the reporting entity is not a member of a group.

     Item 10.  Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


CUSIP NO. 31868F 10 2                                        Page 6 of 6 Pages
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                                 SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                FIRST BANCTRUST CORPORATION
                                EMPLOYEE STOCK OWNERSHIP PLAN TRUST



February 13, 2002            By:  /s/ Linda Shultz
                                  --------------------------------------------
                                  First BankersTrust Company, N.A., as Trustee
                           Name:  Linda Shultz
                          Title:  Trust Officer